SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)1

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock (“Common Stock”)

(Title of Class of Securities)

69423U305

(CUSIP Number)

October 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[     ]

Rule 13d-1(b)

[ x ]

Rule 13d-1(c)

[    ]

Rule 13d-1(d)

1.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 69423U305

13G

Page 2 of 11 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John Thiessen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	1,680,680 1,680,680
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,680,680 shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person (See Instructions) IN

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vertex One Asset Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	1,680,680 1,680,680
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,680,680 shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person (See Instructions) CO

Cusip No. 69423U305

13G

Page 4 of 11 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vertex Fund
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	1,316,277 1,316,277
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,277 shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 5.5%
12. Type of Reporting Person (See Instructions) CO

Cusip No. 69423U305

13G

Page 5 of 11 pages

Schedule 13G

Common Stock

CUSIP No. 69423U305

Item 1(a)

Name of Issuer:

Pacific Ethanol, Inc. (the “Issuer”)

Item 1(b)

Address of Issuer’s Principal Executive Offices:

400 Capitol Mall, Suite 2060

Sacramento, California

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

John Thiessen

Vertex One Asset Management, Inc. (“Vertex One”)

Vertex Fund

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Vertex One Asset Management, Inc.

1177 W. Hastings St #1920

Vancouver, BC

V6E 2K3

Canada

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)

CUSIP Number: 69423U305

Cusip No. 69423U305

13G

Page 6 of 11 pages

Item 3.

Not applicable

Item 4

Ownership.

The 1,680,680 shares of Common Stock reported as beneficially owned by Vertex One and John Thiessen are all shares held by persons in respect of which Vertex One acts as fund manager; Mr. Thiessen is the principal of Vertex One with discretionary control over the assets of such persons.  Vertex One is a corporation formed and operating under the laws of British Columbia, Canada.

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 23,908,095 shares of Common Stock outstanding as of August 13, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Person disclaims the existence of a “group” and, except as set forth below, disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be.  Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Cusip No. 69423U305

13G

Page 7 of 11 pages

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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13G

Page 8 of 11 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: November 7, 2014

John Thiessen

By:

/s/ John Thiessen

Vertex One Asset Management, Inc.

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager

Vertex Fund

By Vertex One Asset Management, Inc., its Fund Manager

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager

Cusip No. 69423U305

13G

Page 9 of 11 pages

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock beneficially owned by each of them of Pacific Ethanol, Inc.. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 7th day of November, 2014.

John Thiessen

By:

/s/ John Thiessen

Vertex One Asset Management, Inc.

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager

Vertex Fund

By Vertex One Asset Management, Inc., its Fund Manager

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint both Martin Lang and Matthew Eisenberg, each acting individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G with respect to the securities of Pacific Ethanol, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deem(s) necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.

IN WITNESS WHEREOF, the undersigned hereby execute this Power of Attorney as of the 7th day of November, 2014.

John Thiessen

By:

/s/ John Thiessen

Vertex One Asset Management, Inc.

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager

Vertex Fund

By Vertex One Asset Management, Inc., its Fund Manager

By:

/s/ John Thiessen

Name:

John Thiessen

Title:

Director and Portfolio Manager